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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Verisity Ltd.

(Name of Issuer)

Ordinary Shares, par value 0.01 New Israeli Shekels

(Title of Class of Securities)

M97385112

(Cusip Number)

R.L. Smith McKeithen
Senior Vice President, General Counsel and Secretary
Cadence Design Systems, Inc.
2655 Seely Avenue, Building 5
San Jose, California 95134
(408) 943-1234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Gregory J. Conklin
Gibson, Dunn & Crutcher LLP
One Montgomery Street
Post Montgomery Tower
San Francisco, California 94104
(415) 393-8200

January 12, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 12 Pages)

CUSIP No. M97385112			Page 2 of 12 Pages

1.	Name of Reporting Person: CADENCE DESIGN SYSTEMS, INC.		I.R.S. Identification Nos. of above persons (entities only): 77-0148231

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 2,524,635

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,524,635 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.5%

14.	Type of Reporting Person (See Instructions): CO

(1) Cadence may be deemed to be the beneficial owner of 2,524,635 ordinary shares under the Agreements described in Item 4. Cadence disclaims beneficial ownership of any ordinary shares covered by the Agreements described in Item 4.

CUSIP No. M97385112			Page 3 of 12 Pages

1.	Name of Reporting Person: SCIOTO RIVER LTD.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: ISRAEL

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 2,524,635

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,524,635 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.5%

14.	Type of Reporting Person (See Instructions): CO

(1) The Reporting Person may be deemed to be the beneficial owner of 2,524,635 ordinary shares under the Agreements described in Item 4. The Reporting Person disclaims beneficial ownership of any ordinary shares covered by the Agreements described in Item 4.

Item 1.	Security and Issuer

     This statement on Schedule 13D (this “Schedule 13D”) relates to ordinary shares, par value 0.01 New Israeli Shekels per share (the “Issuer Shares”), of Verisity Ltd., an Israeli corporation (the “Issuer”).

     The address of the principal executive offices of the Issuer is 331 E. Evelyn Ave., Mountain View, California 94041.

     The responses to each item of this Schedule 13D are qualified in their entirety by the provisions of the Exhibits hereto.

Item 2.	Identity and Background

     (a) This statement is filed on behalf of Cadence Design Systems, Inc., a Delaware corporation (“Cadence”), and Scioto River Ltd., an Israeli corporation and wholly-owned subsidiary of Cadence (“Acquisition”, and together with Cadence, the “Reporting Persons”).

     (b) The address of the principal executive offices of each of the Reporting Persons is Cadence Design Systems, Inc., 2655 Seely Avenue, Building 5, San Jose, California 95134. The principal business of Cadence is the research, design and development of electronic design automation software and electronic design verification and emulation hardware technology and the provision of professional services in connection therewith. Acquisition was formed solely for the purpose of effecting the Merger (as defined below) and is not an operating company.

     (c) The name, residence or business address, present principal occupation or employment of each of the executive officers and directors of the Reporting Persons, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule I hereto.

     (d) & (e)      During the last five years, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their executive officers or directors named on Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Cadence is a corporation organized under the laws of the State of Delaware and Acquisition is a corporation organized under the laws of the State of Israel. All of the executive officers and directors of the Reporting Persons are citizens of the United States except for Kevin Bushby, who is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration

     As described in Item 4 below, pursuant to the Agreements (as defined below) the Reporting Persons may be deemed to have beneficial ownership of 2,524,635 Issuer Shares in connection with the Merger Agreement (as defined below). Each of the Reporting Persons expressly disclaims beneficial ownership of any Issuer Shares covered by the Agreements. The Reporting Persons did not pay any consideration in respect of the Agreements or the Issuer Shares covered by the Agreements.

Item 4.	Purpose of Transaction

     On January 12, 2005, the Issuer, Cadence and Acquisition entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Acquisition will be merged with and into the Issuer (the “Merger”) and each outstanding Issuer Share will be converted into the right to receive $12.00 in cash without interest. Following the Merger, the Issuer will continue as the surviving corporation and the separate corporate existence of Acquisition will cease. The Merger is subject to approval by the shareholders of the Issuer, the expiration or termination of waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and similar merger notification laws or regulations of foreign governmental entities and other customary closing conditions. In addition, the Merger Agreement contains termination rights for both Cadence and the Issuer under certain circumstances. A copy of the Merger Agreement is attached as Exhibit 1 hereto, and the description contained herein is qualified in its entirely by reference to such exhibit, which is incorporated herein by this reference.

     Concurrently with the execution and delivery of the Merger Agreement, and as an inducement for Cadence and Acquisition to enter into the Merger Agreement, each of Douglas Fairbairn, Tali Aben, Moshe Gavrielov, Yoav Hollander, Michael McNamara, R. Douglas Norby, Uzi Sasson, Zohar Zisapel, Charles Alvarez, Ziv Binyamini, Steve Glaser, David Larwood, Steven Wang and Tamir Fishman Trust, successor to Ma’ahaz Ne’eman Ltd. (each a “Shareholder” and collectively, the “Shareholders”) executed and delivered an Agreement in the form attached as Exhibit 2 to this Schedule 13D (the “Agreements”). Pursuant to the Agreements, so long as the Agreements are in effect, each Shareholder has agreed that, at any meeting of the Issuer’s shareholders, however called, such Shareholder shall appear at each such meeting, in person or by proxy, or otherwise cause all of his Subject Securities (as defined below) to be counted as present thereat for purposes of establishing a quorum, and vote, or cause to be voted (or in connection with any written consent of the Issuer’s shareholders, act, or cause to be acted, by written consent) with respect to all of the Subject Securities that such Shareholder is entitled to vote: (i) in favor of approval of the Merger Agreement and the transactions contemplated thereby, (ii) against any proposal that would result in a breach by the Issuer of the Merger Agreement, and (iii) against (A) any Third Party Acquisition (as defined below), whether or not it constitutes a Superior Proposal (as defined below), (B) the election of a group of individuals to replace a majority or more of the individuals presently on the Board of Directors of the Issuer; provided that if one or more individuals presently on the Board of Directors withdraws his or her nomination for reelection at any meeting of shareholders for the election of directors, Shareholder may vote for a replacement director nominated by the Issuer’s Board of Directors, or (C) any other action which is intended, or could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Merger or any other transaction contemplated by the Merger Agreement.

     In addition, the Agreements provide that, in the event that a Shareholder does not perform his or her obligations in accordance with the terms of the Agreement, or otherwise breaches the Agreement, the Reporting Persons are entitled to an injunction to prevent such Shareholder from breaching the Agreement and to specifically enforce the terms and provisions of the Agreement against such Shareholder.

     The Agreements cover 2,524,635 Issuer Shares. The Reporting Persons do not have any economic interest in the Issuer Shares covered by the Agreements.

     The Agreements will terminate upon the earlier to occur of (a) the termination of the Merger Agreement in accordance with its terms, and (b) the effective time of the Merger.

     Upon consummation of the transactions contemplated by the Merger Agreement, the directors of Acquisition will become the directors of the Issuer as the surviving corporation until such directors' successors are duly elected or appointed and qualified. In addition, the Articles of Association of the Issuer as the surviving corporation will be amended as necessary to read the same as the Articles of Association Acquisition. The Issuer Shares will also cease to be quoted on the Nasdaq National Market System, and they will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

     Except as set forth above, the Reporting Persons have no plans or proposals that would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     As used herein, the following capitalized terms have the meanings respectively ascribed to them below:

     “Subject Securities” means, with respect to each Shareholder, the outstanding Issuer Shares beneficially owned by such Shareholder on January 12, 2005 and all other outstanding shares of capital stock or other voting securities of the Issuer with respect to which such Shareholder has beneficial ownership on January 12, 2005, and any shares of capital stock or other voting securities of the Issuer, beneficial ownership of which is directly or indirectly acquired after January 12, 2005, including, without limitation, shares received pursuant to any stock splits, stock dividends or distributions, shares acquired by purchase or upon the exercise, conversion or exchange of any option, warrant or convertible security or otherwise, and shares or any voting securities of the Issuer received pursuant to any change in the capital stock of the Issuer by reason of any recapitalization, merger, reorganization, consolidation, combination, exchange of shares or the like (but not including unexercised options to purchase ordinary shares).

     “Superior Proposal” means any bona fide proposal to acquire, directly or indirectly, at least 90% of the Issuer Shares then outstanding or all or substantially all of the assets of the Issuer and otherwise on terms that the Board of Directors of the Issuer by a majority vote determines in its good faith judgment (after receiving the advice of a financial advisor of nationally recognized reputation) to be more favorable to the Issuer’s shareholders than the transactions contemplated by the Merger Agreement and to be reasonably capable of being completed (taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal).

     “Third Party Acquisition” means the occurrence of any of the following events: (i) the acquisition of the Issuer by merger or otherwise by any person (which includes a “person” as such term is defined in Section 13(d)(3) of the Exchange Act of 1934, as amended) other than

Cadence, Acquisition or any affiliate thereof (a “Third Party”); (ii) the acquisition by a Third Party of any material portion of the assets of the Issuer and its subsidiaries, taken as a whole, other than the sale, lease or license of their products or services in the ordinary course of business consistent with past practices; (iii) the acquisition by a Third Party of fifteen percent (15%) or more of the outstanding Issuer Shares or any other securities of the Issuer; (iv) the adoption by the Issuer of a plan of total or partial liquidation or the declaration or payment of an extraordinary dividend; (v) the repurchase by the Issuer or any subsidiary of more than ten percent (10%) of the outstanding Issuer Shares or any other securities of the Issuer; (vi) the acquisition by the Issuer or any subsidiary by merger, purchase of stock or assets, joint venture or otherwise of a direct or indirect ownership interest or investment in any business whose assets, annual revenue or annual net income is equal or greater than fifteen percent (15%) of the assets, annual revenue or annual net income of the Issuer; or (vii) a proposal for any of the foregoing.

     A copy of the form of Agreement entered into between the Reporting Persons and each of the Shareholders is filed as Exhibit 2 hereto, and the description contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by this reference.

Item 5.	Interest in Securities of the Issuer

     The information contained in Item 4 is incorporated herein by this reference.

     (a)      As of the date of this Schedule 13D, by virtue of the Agreements, the Reporting Persons may be deemed to beneficially own 2,524,635 Issuer Shares, representing approximately 10.5% of the issued and outstanding Issuer Shares as of December 31, 2004. The Reporting Persons hereby disclaim beneficial ownership of any Issuer Shares covered by the Agreements.

     Except as described in this Schedule 13D, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I beneficially owns any Issuer Shares.

     (b)      See the information set forth in Item 4 above. By virtue of the Agreements, the Reporting Persons may be deemed to have shared power to vote or direct the vote of 2,524,635 Issuer Shares. The Reporting Persons’ power to vote or to direct the vote is shared with Moshe Gavrielov with respect to 282,883 of such Issuer Shares, with Yoav Hollander with respect to 1,316,163 of such Issuer Shares, with Michael McNamara with respect to 372,904 of such Issuer Shares, with Charles Alvarez with respect to 4,963 of such Issuer Shares, with Ziv Binyamini with respect to 1,081 of such Issuer Shares, with Steve Glaser with respect to 1,619 of such Issuer Shares, with David Larwood with respect to 61,547 of such Issuer Shares, with Steven Wang with respect to 267,107 of such Issuer Shares, and with Tamir Fishman Trust, successor to Ma’ahaz Ne’eman Ltd., with respect to 216,368 of such Issuer Shares.

     (c)      Except as described below or elsewhere in this Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule I has effected any transactions in Issuer Shares during the past 60 days.

     (d)      Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, Issuer Shares covered by this Schedule 13D.

     (e)      Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth in Item 4 of this Schedule 13D is incorporated herein by this reference. Other than as disclosed in this Schedule 13D or as set forth in or contemplated by the Merger Agreement and the Agreements, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any third person with respect to any Issuer Shares.

Item 7.	Material to be Filed as Exhibits

EXHIBIT	DESCRIPTION

1	Agreement and Plan of Merger, dated as of January 12, 2005, by and among Cadence Design Systems, Inc., Verisity Ltd. and Scioto River Ltd.

2	Form of Agreement

3	Joint Filing Agreement, dated January 24, 2005, by and between Cadence Design Systems, Inc. and Scioto River Ltd.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2005	CADENCE DESIGN SYSTEMS, INC.
	By:	/s/ R.L. Smith McKeithen
R.L. Smith McKeithen
Senior Vice President, General Counsel and Secretary

SCHEDULE I

EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF CADENCE

Name	Principal Occupation or Employment

H. Raymond Bingham	Executive Chairman and Director

Michael J. Fister	President, Chief Executive Officer and Director

Kevin Bushby	Executive Vice President, Worldwide Field Operations

R.L. Smith McKeithen	Senior Vice President, General Counsel and Secretary

William Porter	Senior Vice President and Chief Financial Officer

All individuals named in the above table are employed at Cadence Design Systems, Inc., 2655 Seely Avenue, San Jose, California 95134

NON-EMPLOYEE DIRECTORS OF CADENCE

Name and Address of Corporation or
Employment/
Name	Principal Occupation	Other Organization in Which Employed

Susan L. Bostrom	Senior Vice President, Internet Business Solutions Group, and Worldwide Government Affairs, Cisco Systems, Inc.	Cisco Systems, Inc. 300 East Tasman Drive, M/S 10-5 San Jose, CA 95134-1706

Donald L. Lucas	Private venture capital investor	Sand Hill Financial Company 3000 Sand Hill Road Building 3, Suite 210 Menlo Park, CA 94025

Dr. Alberto Sangiovanni- Vincentelli	Professor of Electrical Engineering and Computer Sciences, University of California, Berkeley	UC Berkeley, Dept. of EECS 515 D Cory Hall-1770 Berkeley, CA 94705

Name and Address of Corporation or
Employment/
Name	Principal Occupation	Other Organization in Which Employed

George M. Scalise	President, Semiconductor Industry Association	Semiconductor Industry Assoc. 181 Metro Drive, Suite 450 San Jose, CA 95110

Dr. John B. Shoven	Professor of Economics, Stanford University	National Bureau of Economic Research (NBER) 30 Alta Road Stanford, CA 94305-8006

Roger Siboni	Chairman of the Board of Directors, E.piphany, Inc.	Epiphany, Inc. 1900 S. Norfolk Street, #310 San Mateo, CA 94403

Lip-Bu Tan	Chairman, Walden International	Walden International One California Street, Suite 2800 San Francisco, CA 94111

EXECUTIVE OFFICERS AND DIRECTORS OF SCIOTO RIVER LTD.

Name	Principal Occupation or Employment

William Porter	Senior Vice President and Chief Financial Officer of Cadence

James Haddad	Vice President and Treasurer of Cadence

R.L. Smith McKeithen	Senior Vice President, General Counsel, and Secretary of Cadence

All individuals named in the above table are employed at Cadence Design Systems, Inc., 2655 Seely Avenue, San Jose, California 95134

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

1	Agreement and Plan of Merger, dated as of January 12, 2005, by and among Cadence Design Systems, Inc., Verisity Ltd. and Scioto River Ltd.

2	Form of Agreement

3	Joint Filing Agreement, dated January 24, 2005, by and between Cadence Design Systems, Inc. and Scioto River Ltd.